Exhibit (m)(4)(i)

AMENDED SCHEDULE 1

with respect to the

AMENDED AND RESTATED

SHAREHOLDER SERVICES PLAN

for

ING SERIES FUND, INC.

CLASS O SHARES

Series	Maximum Service Fees
(as a percentage of average daily net assets)

ING Capital Allocation Fund	0.25%

ING Core Equity Research Fund	0.25%

ING Corporate Leaders 100 Fund	0.25%

ING Money Market Fund	0.25%

ING Small Company Fund	0.25%

ING SMID Cap Equity Fund	0.25%

Date last updated: December 12, 2012